ITEM 24 (b) EXHIBITS

4 (f)

Form of Step-Up Death Benefit Rider to Individual Contract

Annuity Investors Life Insurance Company

Home Office: Cincinnati, Ohio

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

STEP-UP DEATH BENEFIT RIDER

This Step-Up Death Benefit rider ("SDB Rider") is part of your Contract. It is not a separate contract. It changes your Contract only as stated here. If it conflicts with the other terms of your Contract, the provisions of this SDB Rider will control.

Effective Date and Termination

This SDB Rider is effective as of the Contract Effective Date. It must be elected before the Contract Effective Date. This SDB Rider cannot be added or discontinued after the Contract Effective Date. This SDB Rider may only be elected if each Owner or Joint Owner is under Age [79] on the Contract Effective Date.

This SDB Rider will remain in effect until the earliest of:

    the date you fully surrender the Contract;

    the Death Benefit Valuation Date (or the date that would have been the Death Benefit Valuation Date) if a spouse becomes successor owner;

    the Annuity Commencement Date, or GMIB Commencement Date, as applicable;

    the date the Contract is otherwise terminated in accordance with Contract provisions; or

    the date you name a new Owner who is older than the oldest previous Owner.

If the receipt of any benefit under this SDB Rider would cause your Contract to lose its tax-qualified or tax-deferred status, this SDB Rider will be deemed to be void from its inception. In that event, all charges deducted from your Contract for this SDB Rider will be refunded.

SDB Rider Charge

The charge for this SDB Rider (the "SDB Rider Charge") is as shown on the Contract Specifications page. The SDB Rider Charge is deducted daily from each of the Subaccounts for so long as this SDB Rider remains in effect.

Step-Up Death Benefit Rider

You have purchased an SDB Rider. This SDB Rider provides for a Step-Up Death Benefit Amount (as defined below) when a Death Benefit becomes payable as a result of the death of any Owner before the Annuity Commencement Date or GMIB Commencement Date, as applicable. The Step-Up Death Benefit Amount, if it is larger, will be paid instead of the Death Benefit Amount otherwise payable under the Contract. Only one Death Benefit will be paid under the Contract and this SDB Rider.

Step-Up Death Benefit Amount

The Step-Up Death Benefit Amount "(SBD Amount") will be equal to the largest Account Value you had on any Contract Anniversary before the Death Benefit Valuation Date and prior to age [80], reduced proportionally for any partial surrenders made after this value was reached; provided, however, that the SDB Amount shall not exceed [200%] of the total Purchase Payment(s), reduced proportionally for partial surrenders.

Any reduction for partial surrenders will be in the same proportion that the Account Value was reduced on the date of the partial surrender.

If paid, the SDB Amount will be reduced by any applicable premium tax or other tax. Any loans (including interest) that have not been repaid will also be deducted from this amount before it is paid.

The SDB Amount will be allocated among the Subaccounts and Fixed Account options if it is paid. This allocation will occur as of the Death Benefit Valuation Date, on a pro rata basis. It will be made in the same proportion as the value of each option bears to the total Account Value as of the end of the Valuation Period immediately preceding the Death Benefit Valuation Date.

Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER